Exhibit 99.1

MMA.INC and UFC Gym Group Celebrate Sold-Out Inaugural Finale Fight Night at Flagship Huntington Beach, California Gym

Boxing superstar Ryan Garcia, UFC Hall of Famer Cub Swanson and Jiu Jitsu world champions Kade and Tye Ruotolo and other combat sport luminaries attend, highlighting the rising prestige and reach of MMA’s expanding global platform

The event is the first of many aimed at launching branded programming, amateur fight events, and training platforms across more than 150 UFC Gym locations worldwide

New York, NY – May 28, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), a leading technology company building the commercial and cultural epicenter for the mixed martial arts (MMA) and combat sports industry, is proud to announce the resounding success of its inaugural finale fight night event, held in partnership with UFC Gym Group on Saturday, May 24, 2025, at UFC Gym’s flagship Huntington Beach location.

The sold-out event was attended by notable combat sports figures including UFC Gym CEO Adam Sedlack, MMA’s Vice President of North America Rich Chou, and global boxing superstar Ryan Garcia, highlighting the rising prestige and reach of MMA’s expanding global platform.

Adam Sedlack, CEO of UFC Gym, stated:

“The energy and enthusiasm at our Huntington Beach location was unparalleled. This event showcased the immense potential of our partnership with MMA.INC to bring life changing combat sports experiences to our members and communities. It’s a testament to what we can achieve together and I’m excited to accelerate our global rollout with the team at MMA.INC.”

Rich Chou, Vice President of North America at MMA, added:

“Seeing the culmination of our joint efforts with UFC Gym come to life in such a spectacular fashion was truly rewarding. The presence of world class combat sports athletes like Ryan, Cub and the Ruotolo brothers underscores the appeal and reach of our events. We’re excited to build on this momentum UFC Gym and expand to all of their locations as soon as we can.”

This event is the first of many to be rolled out as part of a multi-year strategic partnership between MMA and UFC Gym aimed at launching branded programming, amateur fight events, and training platforms across more than 150 UFC Gym locations worldwide.

As previously disclosed, the collaboration is projected to generate approximately $7 million in annual revenue* once fully operational across these sites. This includes revenue opportunities from event ticketing, branded training programs, merchandise, and media rights. The packed attendance and star-studded engagement at this first event provide strong early evidence of the commercial viability and audience enthusiasm anticipated from the full rollout.

The Huntington Beach finale event reflects the Company’s continued mission to monetize all key stakeholders in the combat sports economy—fans, fighters, coaches, gym owners, and corporate sponsors—by building a tech-driven, vertically integrated business model.

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

* Economics stated above are based on average actual operating data for the last 3 fiscal years to 30 June 2023, with 120 programs and 2,914 participants. Above are on a USD basis, applying a conversion rate of 1.49 USD/AUD. The revenue projection is based on the following assumptions: the Warrior Training Program averages 24 participants per program (see Presentation dated September 2024); generating USD$1,004 in gross revenue per participant (see Presentation dated September 2024); each UFC Gym, consisting of both corporate owned locations and franchises, of which there are currently 150 worldwide, is proposed to run two programs annually and Alta processes 100% of the payments and distributes up to 70% back to UFC Gym. This revenue projection is contingent upon the assumptions listed above and should be considered as an estimate based on historical data and current operational strategies. Actual results may vary due to factors such as changes in participation rates, program offerings, gym expansion, and market conditions.

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc